EXHIBIT 99.1
                                                                    ------------

               COMPTON PETROLEUM ANNOUNCES SECOND QUARTER RESULTS


FOR IMMEDIATE RELEASE                                            AUGUST 10, 2005

CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its financial and operating results for the quarter ended June 30, 2005.

SECOND QUARTER HIGHLIGHTS

o 201 wells drilled to date, on track to complete 2005 planned 390 well program.
o    Drilled 70 wells during the quarter with a 92% success rate.
o    Cash flow of $62 million, 30% increase from second quarter 2004.
o    Revenue of $122 million, 23% increase from second quarter 2004.
o Quarterly production averaged 28,877 boe/d, 10% increase from second quarter 2004.

FINANCIAL SUMMARY
----------------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended June 30              Six Months Ended June 30
($000s, except per share amounts)                 2005           2004       Change           2005         2004      Change
----------------------------------------------------------------------------------------------------------------------------
Gross revenue                                  $ 121,748      $  99,140       23%        $ 228,337    $ 188,171      21%
Cash flow from operations (1)                  $  62,006      $  47,710       30%        $ 114,283    $  88,658      29%
Per share - basic (1)                          $    0.49      $    0.41       20%        $    0.92    $    0.76      21%
          - diluted (1)                        $    0.47      $    0.39       21%        $    0.88    $    0.72      22%
Adjusted net earnings from operations (1)      $  18,923      $  15,428       23%        $  34,277    $  29,663      16%
Net earnings                                   $  22,034      $   2,978      640%        $  32,093    $  25,279      27%
Per share - basic                              $    0.17      $    0.03      467%        $    0.26    $    0.22      18%
          - diluted                            $    0.17      $    0.02      750%        $    0.25    $    0.21      19%
Capital expenditures                           $  90,724      $  68,068       33%        $ 187,103    $ 152,105      23%
----------------------------------------------------------------------------------------------------------------------------
(1)  See cautionary statements preceding Management's Discussion and Analysis.


OPERATING SUMMARY
----------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended June 30          Six Months Ended June 30
                                                    2005         2004     Change       2005        2004       Change
----------------------------------------------------------------------------------------------------------------------
  Average production
     Natural gas (MMCF/D)                             130          122        7%          130        121         7%
     Liquids (BBLS/D)                               7,249        5,977       21%        7,170      5,816        23%
----------------------------------------------------------------------------------------------------------------------
     Total (BOE/D)                                 28,877       26,295       10%       28,796     26,006        11%
  Realized prices (1)
     Natural gas ($/MCF)                           $ 7.28       $ 6.84        6%       $ 6.94     $ 6.55         6%
     Liquids ($/BBL)                                54.20        42.75       27%        50.28      41.43        21%
----------------------------------------------------------------------------------------------------------------------
     Total ($/BOE)                                 $46.33       $41.43       12%       $43.81     $39.76        10%
  Field netback ($/BOE)                            $23.44       $20.00       18%       $21.50     $18.87        14%
----------------------------------------------------------------------------------------------------------------------

(1) 2004 realized prices have been restated to exclude hedge losses and transportation charges.

OPERATIONS REVIEW
--------------------------------------------------------------------------------

Despite the wettest June on record in Southern Alberta and extensive flooding throughout the area, Compton exceeded its second quarter planned 65 well drilling program. During the second quarter of 2005, the Company drilled a total of 70 wells with an overall success rate of 92%.

The wet conditions did delay well completions and tie-ins. As a result, production for the second quarter of 2005 was essentially unchanged from that of the preceding quarter with new production placed on-stream offsetting natural declines. Wet field conditions have continued to hamper tie-ins during the third quarter and only recently have conditions begun to return to normal. These delays will likely impact average production for the year. Compton currently has sixteen pipeline and facilities construction crews working to bring approximately 4,500 boe/d of behind pipe production on-stream. The Company continues to expect to achieve a production rate of 36,500 to 37,500 boe/d in December.

Compton is currently among the ten most active operators in Western Canada with 17 drilling rigs working. The Company drilled a total of 71 wells to date in the third quarter and is confident it will complete its 2005 drilling program of 390 wells. In addition to the 201 wells drilled to date, over 90 locations are licensed with a further 222 locations identified for which surface rights are being acquired. All locations for the 2005 drilling program have been identified and drilling rigs required to complete the program have been secured.

Land prices in Compton's core areas continue to escalate and recent prices paid for Crown acreage in Southern Alberta have exceeded $1,000 per hectare ($400 per acre). The Company has assembled and currently holds approximately 750,000 net acres of undeveloped land primarily concentrated in its three core areas which, given current prices and industry competition, would be very difficult to duplicate. At current prices, Compton estimates its undeveloped land holdings would be equivalent to $2 to $3 per outstanding share.

DRILLING SUMMARY

Of the 70 (59 net) wells drilled during the quarter, 63 were classified as development wells and seven as exploratory wells. The increasing development of the Company's oil and gas plays is reflected by the growing proportion of development wells in 2005 compared to prior years.

The following table summarizes drilling results to June 30, 2005.

-----------------------------------------------------------------------------------------------
                               Gas      Oil        D&A       Total         Net        Success
-----------------------------------------------------------------------------------------------
Southern Alberta                63         -        -            63         58           100%
Central Alberta                 21         2        -            23         12           100%
Peace River Arch                 -        32       10            42         40            76%
-----------------------------------------------------------------------------------------------
                                84        34       10           128        110            92%
Standing, cased wells                                             2          1
-----------------------------------------------------------------------------------------------
Total                                                           130        111
-----------------------------------------------------------------------------------------------


SOUTHERN ALBERTA

During the second quarter of 2005, Compton drilled 39 (37 net) wells with a 100% success rate in Southern Alberta. For the second half of 2005, the Company will continue to focus its exploration and development activity in this area. Compton currently has 10 rigs drilling in the area.

HORSESHOE CANYON COAL BED METHANE

In the second quarter of 2005, Compton drilled seven wells targeting dry Horseshoe Canyon Coals, initiating the evaluation of the Company's unrealized CBM potential in Southern Alberta. To date, pilots at Brant and Hooker have been drilled and cored, with cores currently undergoing testing. Additional pilots at Ghost Pine and an exploratory area are underway and two further pilots are currently being licensed. Six pilots, consisting of four wells each, will be drilled in total, and comprehensive geological and resource results are expected by the middle of the fourth quarter.

HOOKER

Compton continued its successful program at Hooker, drilling and casing two gas wells in the second quarter. The Company is currently drilling its 13th well and is pursuing over 35 further locations on the Basal Quartz trend. Compton remains confident of completing its 35 well program at Hooker during the remainder of the year.

PLAINS BELLY RIVER

Compton drilled 28 wells at Centron, Gladys and Brant in the second quarter, for a total of 72 Belly River wells drilled to date in 2005. All wells encountered multiple pay zones, attesting to Compton's successful use of seismic in identifying produceable sands. To date, licenses have been acquired on a further 35 locations with 100 additional locations in various stages of acquisition.

CALLUM THRUSTED BELLY RIVER

Compton drilled its first well, of a budgeted 2005 ten well program at Callum, during the second quarter. Full diameter and side wall cores from the well are currently being analyzed. Specialized core analysis techniques will be used to calibrate well logs with production performance. This will assist in identifying more prospective sand intervals, as well as appropriate completion fluids and methods to maximize production from these complex reservoirs. Additionally, Compton is in the process of initiating a series of recompletions on existing wells. Results of the Company's drilling, coring and recompletion programs are expected during the fourth quarter.

WABAMUN/CROSSFIELD

On June 22, 2005, the Alberta Energy and Utilities Board (the "Board") released Decision 2005-60 regarding the recent public hearing on the Company's application to drill up to six sour horizontal gas wells southeast of the City of Calgary. These wells were proposed by the Company as a collaborative solution to accelerate the recovery of reserves from the Okotoks Wabamun "B" Pool in advance of urban encroachment. Compton is encouraged that the decision recognized that the proposed wells can be drilled, completed and operated safely, and that accelerated depletion is in the public interest when it ensures proper conservation of the resource.

Because the Board attached several unique conditions related to Compton's proposed Emergency Response Plan, Compton is consulting with local authorities and is assessing the requirements imposed with respect to emergency response planning for an enlarged emergency planning zone. The decision requires the Company to advise the Board by August 15, 2005 if it intends to continue to pursue approval of the well licenses.

CENTRAL ALBERTA

Central Alberta provides Compton with excellent exploration and development drilling opportunities using similar techniques gained through its experience from Southern Alberta unconventional gas drilling. Compton drilled 13 (five net) wells in the second quarter of 2005 with a 100% success rate and the Company plans to drill nine wells in the second half of the year.

The Company drilled four gas wells at Niton during the second quarter, with all wells encountering multiple pay zones. Based upon the successful drilling results in the first half of the year, 25 locations have been identified and are in the process of being acquired. With two rigs drilling in Central Alberta, Compton anticipates a timely completion of its budgeted 20 well program at Niton.

PEACE RIVER ARCH

The Peace River Arch area contains multi-zone potential, including light oil production at Cecil and Worsley and natural gas exploration at Howard and Pouce Coupe. Compton drilled 18 (18 net) wells in the second quarter of the year with a 72% success rate. The 2005 drilling program in the Arch has been expanded to 85 wells, primarily at Worsley, as the result of superior first half results.

The Company's strong drilling results at Worsley continued in this quarter. Compton drilled 14 wells targeting the Charlie Lake H and J pools in the second quarter, with wells showing initial production of 100 to 150 boe/d. Due to the success of the drilling program in the first half of the year, the 2005 Worsley drilling program has been expanded to 60 wells. To date, Compton has drilled 40 wells at Worsley with a further 25 licensed locations and an additional 35 locations in various stages of acquisition. Additionally, Compton has increased its land holdings in the Worsley area with further crown purchases.

OUTLOOK

Compton's 2005 capital program is comprised of an accelerated drilling program designed to realize on the Company's significant resource potential through superior reserve additions. Despite a slow start to the Company's 2005 program caused by early break-up and extreme weather conditions, Compton has, as of this date, completed 50% of its 2005 drill program. The Company fully expects to complete its 390 well program, and is maintaining its $390 million capital expenditure budget for the year. Drilling in all areas is proceeding as planned and the results have been very positive. In several instances, drill results have exceeded initial expectations.

Weather conditions during the first half of 2005 have caused delays in well completions and tie-ins. These delays will likely affect average production for the year, but are not contemplated to impact year end reserves and the Company continues to expect to achieve a production rate of 36,500 to 37,500 boe/d in December.

Compton initially budgeted operating cash flow of $240 million for the year and remains comfortable with this figure, as the effect of any production delays is expected to be offset by stronger commodity prices.

Overall, Compton is pleased with first half 2005 results and believes operational activities are beginning to realize on and reflect the Company's enormous resource potential.

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

ADVISORIES

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") IS INTENDED TO PROVIDE BOTH AN HISTORICAL AND PROSPECTIVE VIEW OF THE COMPANY'S ACTIVITIES. THE MD&A WAS PREPARED AS AT AUGUST 9, 2005 AND SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2004, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE.

FORWARD LOOKING STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS MAY CONTAIN CERTAIN FORWARD LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD LOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH COMPTON BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S BUSINESS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO:
CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS, MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, THE ACTIONS OR INACTIONS OF THIRD-PARTY OPERATORS AND REGULATORY PRONOUNCEMENTS. THE COMPANY'S FORWARD LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS ADVISORY.

NON-GAAP FINANCIAL MEASURES

INCLUDED IN THE MD&A AND ELSEWHERE IN THIS REPORT ARE REFERENCES TO TERMS USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW, CASH FLOW PER SHARE AND ADJUSTED NET EARNINGS FROM OPERATIONS. THESE TERMS ARE NOT DEFINED BY GAAP IN CANADA AND CONSEQUENTLY ARE REFERRED TO AS NON-GAAP MEASURES. REPORTED AMOUNTS MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

CASH FLOW FROM OPERATIONS SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, CASH PROVIDED BY OPERATING, INVESTING AND FINANCING ACTIVITIES OR NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP, AS AN INDICATOR OF THE COMPANY'S PERFORMANCE OR LIQUIDITY. CASH FLOW FROM OPERATIONS IS USED BY COMPTON TO EVALUATE OPERATING RESULTS AND THE COMPANY'S ABILITY TO GENERATE CASH TO FUND CAPITAL EXPENDITURES AND REPAY DEBT.

ADJUSTED NET EARNINGS FROM OPERATIONS REPRESENTS NET INCOME EXCLUDING CERTAIN ITEMS THAT ARE LARGELY NON-OPERATIONAL IN NATURE AND SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP. ADJUSTED NET EARNINGS FROM OPERATIONS IS USED BY THE COMPANY TO FACILITATE COMPARABILITY OF EARNINGS BETWEEN PERIODS.

USE OF BOE EQUIVALENTS

THE OIL AND NATURAL GAS INDUSTRY COMMONLY EXPRESSES PRODUCTION VOLUMES AND RESERVES ON A BARREL OF OIL EQUIVALENT ("BOE") BASIS WHEREBY NATURAL GAS VOLUMES ARE CONVERTED AT THE RATIO OF SIX THOUSAND CUBIC FEET TO ONE BARREL OF OIL. THE INTENTION IS TO SUM OIL AND NATURAL GAS MEASUREMENT UNITS INTO ONE BASIS FOR IMPROVED MEASUREMENT OF RESULTS AND COMPARISONS WITH OTHER INDUSTRY PARTICIPANTS. IN SEVERAL SECTIONS THAT FOLLOW, COMPTON HAS USED THE 6:1 BOE MEASURE WHICH IS THE APPROXIMATE ENERGY EQUIVALENCY OF THE TWO COMMODITIES AT THE BURNER TIP. HOWEVER, BOE DOES NOT REPRESENT A VALUE EQUIVALENCY AT THE PLANT GATE WHERE COMPTON SELLS ITS PRODUCTION VOLUMES AND THEREFORE MAY BE A MISLEADING MEASURE IF USED IN ISOLATION.

Compton is an independent, public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern Alberta. The accounts of MPP are consolidated in the Company's financial statements.

EXECUTIVE SUMMARY

o Cash flow from operations was $62 million for the three months ended June 30, 2005, a new record driven by continued strong commodity prices and increased production.
o Net income was $22 million for the quarter, up 119% from the first quarter of 2005.
o Quarterly production averaged 28,877 boe/d, a 10% increase from second quarter of 2004.
o    Field netbacks averaged $23.44/boe in the three months ended June 30, 2005.
o    Authorized senior credit facilities increased to $274 million.

RESULTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------
                                                       Three Months Ended June 30                Six Months Ended June 30
($000s, except per share amounts)                    2005         2004      Change         2005           2004        Change
-----------------------------------------------------------------------------------------------------------------------------
Cash flow from operations (1)                   $   62,006    $   47,710      30%      $ 114,283     $   88,658        29%
Per share - basic                               $     0.49    $     0.41      20%      $    0.92     $     0.76        21%
          - diluted                             $     0.47    $     0.39      21%      $    0.88     $     0.72        22%
  Adjusted net earnings from operations (2)     $   18,923    $   15,428      23%      $  34,277     $   29,663        16%
Net earnings                                    $   22,034    $    2,978     640%      $  32,093     $   25,279        27%
Per share - basic                               $     0.17    $     0.03     467%      $    0.26     $     0.22        18%
          - diluted                             $     0.17    $     0.02     750%      $    0.25     $     0.21        19%
-----------------------------------------------------------------------------------------------------------------------------

(1) Cash flow from operations represents net income before depletion and depreciation, future income taxes and other non-cash expenses.
(2) Adjusted net earnings eliminates the after tax effects of certain non-operational items.

Cash flow from operations for the three and six months ended June 30, 2005 reached a new high as a result of strong realized commodity prices and increased production volumes. Cash flow increased 19% from the first quarter of 2005 primarily as a result of increased commodity prices.

Net earnings in the second quarter of 2005 increased $19 million from the comparative period in 2004 and include a $6 million after tax risk management gain as opposed to a $9 million after tax risk management loss in the second quarter of 2004. Higher commodity prices, increased production and a risk management gain contributed to higher net earnings in the first six months of 2005 compared to the same period in 2004. Net earnings increased 119% from the first quarter of 2005 largely due to risk management fluctuations.

ADJUSTED NET EARNINGS FROM OPERATIONS

Net earnings are affected by items of a non-operational nature. To assist in the comparability of net earnings between periods, the Company calculates adjusted net earnings from operations, which eliminates the after tax effect of these items.

The following reconciliation presents the after tax effects of items of a non-operational nature that are included in the Company's financial results.

-------------------------------------------------------------------------------------------------------------
                                                               Three Months Ended       Six Months Ended
                                                                    June 30                  June 30
  ($000s, except per share amounts)                            2005        2004          2005         2004
-------------------------------------------------------------------------------------------------------------
  Net earnings, as reported                                  $ 22,034      $ 2,978    $ 32,093     $ 25,279
  Non-operational items, after tax
    Unrealized foreign exchange loss                            2,143        3,991       2,947        6,405
    Unrealized risk management (gain) loss                     (6,105)       7,316        (460)       5,063
    Stock-based compensation                                      851        1,143       1,605        1,275
    Effect of tax rate changes on future income tax                 -            -      (1,908)      (8,359)
        liabilities
-------------------------------------------------------------------------------------------------------------
  Adjusted net earnings from operations                      $ 18,923     $ 15,428    $ 34,277     $ 29,663
  Per share - basic                                          $   0.15     $   0.13    $   0.28     $   0.25
            - diluted                                        $   0.14     $   0.12    $   0.26     $   0.24
-------------------------------------------------------------------------------------------------------------

REVENUE
-------------------------------------------------------------------------------------------------------------
                                              Three Months Ended June 30        Six Months Ended June 30
                                             2005        2004     Change     2005         2004      Change
-------------------------------------------------------------------------------------------------------------
Average production
   Natural gas (MMCF/D)                          130          122       7%         130          121       7%
   Liquids (light oil & ngls) (BBLS/D)         7,249        5,977      21%       7,170        5,816      23%
-------------------------------------------------------------------------------------------------------------
  Total (BOE/D)                               28,877       26,295      10%      28,796       26,006      11%

Benchmark prices
  NYMEX (U.S.$/MMBTU)                      $    6.80    $    5.97      14%   $    6.57    $    5.83      13%
  AECO ($/GJ)                              $    6.99    $    6.45       8%   $    6.67    $    6.40       4%
  WTI (U.S.$/BBL)                          $   53.17    $   38.32      39%   $   51.51    $   36.73      40%
  Edmonton Par ($/BBL)                     $   65.90    $   50.63      30%   $   63.70    $   48.13      32%

Realized prices (1)
   Natural gas ($/MCF)                     $    7.28    $    6.84       6%   $    6.94    $    6.55       6%
   Liquids ($/BBL)                             54.20        42.75      27%       50.28        41.43      21%
-------------------------------------------------------------------------------------------------------------
  Total ($/BOE)                            $   46.33    $   41.43      12%   $   43.81    $   39.76      10%

Revenue (1) ($000s)
  Natural gas                              $  85,998    $  75,887      13%   $ 163,088    $ 144,321      13%
  Crude oil and ngls                          35,750       23,253      54%      65,249       43,850      49%
-------------------------------------------------------------------------------------------------------------
  Total                                    $ 121,748    $  99,140      23%   $ 228,337    $ 188,171      21%
-------------------------------------------------------------------------------------------------------------

(1) 2004 amounts restated to exclude realized hedge losses and transportation charges.

Production for the three months ended June 30, 2005 increased 10% from the second quarter of 2004 due to Compton's ongoing exploration and development program. Extremely wet conditions in Southern Alberta during June delayed well completions and tie-ins. As a result, overall production volumes for the second quarter remained consistent with the first quarter of 2005. Additionally, as a result of a third party operated pipeline break in Central Alberta, production volumes at Thornbury were reduced by 500 boe/d for approximately 34 days.

Approximately 4,500 boe/d of behind pipe production is waiting to be brought on stream. Currently, the Company has 16 pipeline and facilities production crews working and expects to achieve a production rate of 36,500 to 37,500 boe/d in December.

Total revenue in the three and six months ended June 30, 2005 increased from the prior periods in 2004 due to a combination of increased production volumes and higher realized prices. Revenue increased 14% from the first quarter of 2005 primarily as a result of higher commodity prices.

-------------------------------------------------------------------------------------------------
($000s)                                                 Natural Gas      Oil & Ngls       Total
                                                          Revenue          Revenue       Revenue
-------------------------------------------------------------------------------------------------
Revenue three months ended June 30, 2004                  $ 75,887        $ 23,253     $  99,140
Increase in production volumes                               5,207           6,274        11,481
Increase in prices                                           4,904           6,223        11,127
-------------------------------------------------------------------------------------------------
Revenue three months ended June 30, 2005                  $ 85,998        $ 35,750     $ 121,748
-------------------------------------------------------------------------------------------------

Approximately 12% of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average, $0.36/mcf less than prices received on non-aggregator volumes.

Commodity hedge gains and losses are not included in 2004 prices, but are reflected in "Risk Management" on the consolidated income statements.

ROYALTIES
-------------------------------------------------------------------------------------------------------------
                                            Three Months Ended June 30            Six Months Ended June 30
                                         2005          2004       Change       2005       2004       Change
-------------------------------------------------------------------------------------------------------------
Royalties ($000s)                      $ 27,673      $ 22,501       23%     $ 53,477   $ 43,282        24%
Percentage of revenues                     22.7%         22.7%       -          23.4%      23.0%        2%
-------------------------------------------------------------------------------------------------------------

The Alberta Crown royalty structure is based upon commodity prices and well productivity with higher prices and well productivity attracting higher royalty rates. The Company's royalty rate for the three months ended June 30, 2005 decreased from that of the proceeding quarter, despite higher realized prices, due to an annual gas cost allowance adjustment recorded in the second quarter.

OPERATING EXPENSES
--------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended June 30           Six Months Ended June 30
                                                    2005       2004 (1)    Change      2005       2004 (1)   Change
--------------------------------------------------------------------------------------------------------------------
Operating expenses ($000s)                        $16,002     $ 13,175       21%    $ 31,900     $ 25,951     23%
Operating expenses per boe ($/BOE)                $  6.09     $   5.51       11%    $   6.12     $   5.48     12%
---------------------------------------------- ------------ ------------ --------- ----------- ---------- ---------

(1)  2004 amounts restated to exclude transportation charges.

Operating costs per boe for the three and six months ended June 30, 2005 increased from the corresponding periods in 2004 due to an overall rise in industry costs and the addition of field staff required for the Company's expanding operations. High commodity prices have accelerated activity throughout the oil and gas industry, increasing the demand for and cost of goods and services.

TRANSPORTATION
-----------------------------------------------------------------------------------------------------------------
                                                  Three Months Ended June 30         Six Months Ended June 30
                                                   2005     2004 (1)     Change      2005      2004 (1)   Change
-----------------------------------------------------------------------------------------------------------------
Transportation costs ($000s)                     $ 2,661    $ 2,058        29%     $ 4,730    $ 4,031       17%
Transportation costs per boe ($/BOE)             $  1.01    $  0.86        17%     $  0.91    $  0.85        7%
-----------------------------------------------------------------------------------------------------------------

(1) Transportation costs were previously recorded as a reduction of revenue and an increase in operating expenses. 2004 amounts have been reclassified.

Higher transportation costs in 2005 are associated with increased crude oil production.

GENERAL AND ADMINISTRATIVE EXPENSES
------------------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended June 30       Six Months Ended June 30
($000s, except where noted)                               2005       2004      Change     2005        2004   Change
------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                    $ 7,498    $ 5,933        26%    $ 13,971    $ 11,376      23%
Capitalized general and administrative expenses           (824)      (573)       44%      (1,694)     (1,101)     54%
Operator recoveries                                     (1,690)    (1,830)       -8%      (3,067)     (3,825)    -20%
------------------------------------------------------------------------------------------------------------------------
Total general and administrative expenses              $ 4,984    $ 3,530        41%    $  9,210    $  6,450      43%

General and administrative per boe ($/BOE)             $  1.90    $  1.48        28%    $   1.77    $   1.36      30%
------------------------------------------------------------------------------------------------------------------------

General and administrative costs during the three and six months ended June 30, 2005 increased from comparable periods in 2004. This increase reflects the expanded activities of the Company and the overall increased cost of doing business in the current environment. The major components in the year over year increase were additional employee costs associated with increased personnel levels and a general increase in salaries necessary to attract and maintain qualified personnel in a very competitive industry.

Additionally, costs resulting from the current regulatory environment including Sarbanes Oxley related requirements impacted first half 2005 general and administrative expense as compared to the first six months of 2004.

INTEREST EXPENSE
-------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended June 30           Six Months Ended June 30
 ($000s)                                         2005         2004     Change         2005         2004     Change
-------------------------------------------------------------------------------------------------------------------
Interest on bank debt, net                     $  2,300     $ 2,587     -11%         $ 4,545      $ 4,336       5%
Interest on senior term notes                     5,439       6,157     -12%          10,332       11,139      -7%
-------------------------------------------------------------------------------------------------------------------
Interest charges                               $  7,739     $ 8,744     -11%         $14,877      $15,475      -4%
Finance charges                                     586         397      48%           1,126        1,383     -19%
-------------------------------------------------------------------------------------------------------------------
Total interest and finance charges             $  8,325     $ 9,141      -9%         $16,003      $16,858      -4%
-------------------------------------------------------------------------------------------------------------------

Interest on the senior term notes for the three and six months ended June 30, 2005 decreased from comparative periods due to the impact of lower foreign exchange rates on the Company's cross currency interest rate swap.

DEPLETION AND DEPRECIATION
-------------------------------------------------------------------------------------------------------------------
                                                     Three Months Ended June 30        Six Months Ended June 30
                                                     2005        2004      Change      2005       2004       Change
-------------------------------------------------------------------------------------------------------------------
Depletion and depreciation  ($000s)              $ 26,000     $ 19,855      31%      $ 49,359    $ 36,558      35%
Depletion and depreciation per boe ($/BOE)       $   9.89     $   8.30      19%      $   9.47    $   7.72      23%
-------------------------------------------------------------------------------------------------------------------

Depletion and depreciation rates have risen in 2005, reflecting an overall increase in finding and development costs, including an increase in estimated future capital associated with proved non-producing and undeveloped reserves.

CAPITAL EXPENDITURES
------------------------------------------------------------------------------------------------------------------
                                                                             Six Months Ended June 30
 ($000s)                                                               2005         %             2004         %
------------------------------------------------------------------------------------------------------------------
Land and seismic                                                    $  23,732       13        $  18,670       13
Drilling and completions                                              107,386       57           82,356       59
Production facilities                                                  40,111       22           28,459       20
Corporate acquisitions                                                      -        -           12,625        9
Property acquisitions (dispositions)                                   15,669        8           (1,223)      -1
------------------------------------------------------------------------------------------------------------------
Sub-total                                                           $ 186,898      100        $ 140,887      100
MPP                                                                       205                    11,218
------------------------------------------------------------------------------------------------------------------
Total capital expenditures                                          $ 187,103                 $ 152,105
------------------------------------------------------------------------------------------------------------------

High commodity prices have accelerated capital programs throughout the oil and gas industry, raising the demand and prices for drilling rigs, completion services and supplies. Compton has undertaken initiatives such as bulk pipe purchases and streamlining well completions to mitigate rising costs.

RISK MANAGEMENT

The Company's financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates and the Canadian/U.S. currency exchange rate. The Company utilizes various financial instruments for non-trading purposes to manage and partially mitigate its exposure to these risks. Commodity price contracts are employed to manage risk associated with price volatility in order to protect cash flow for the Company's capital expenditure program.

Concurrent with the closing of the senior notes offering in May of 2002, the Company negotiated a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and also to take advantage of lower floating interest rates.

Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method. Risk management (gains) and losses recognized during the quarter are summarized below:

---------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended June 30          Six Months Ended June 30
($000s)                                        2005        2004       Change        2005         2004     Change
---------------------------------------------------------------------------------------------------------------
Commodity contracts
               Realized loss (gain)         $    666    $   2,360        72%     $   (780)    $  3,407      123%
               Unrealized (gain) loss         (3,309)       1,579       310%        4,687        6,189       24%
Cross currency interest rate swap
               Realized (gain) loss             (622)      (1,705)       64%         (622)      (1,705)      64%
               Unrealized (gain) loss         (6,476)      10,335       163%       (5,425)       2,057      364%
---------------------------------------------------------------------------------------------------------------
Total risk management (gain) loss           $ (9,741)   $  12,569       177%     $ (2,140)    $  9,948      122%
---------------------------------------------------------------------------------------------------------------

Realized loss (gain)                        $     44    $     655        93%     $ (1,402)    $  1,702      182%
Unrealized (gain) loss                        (9,785)      11,914       182%         (738)       8,246      109%
---------------------------------------------------------------------------------------------------------------
Total risk management (gain) loss           $ (9,741)   $  12,569       178%     $ (2,140)    $  9,948      122%
---------------------------------------------------------------------------------------------------------------


OUTSTANDING COMMODITY PRICE RISK MANAGEMENT CONTRACTS

The following table outlines commodity hedge transactions which were in place during the second quarter of 2005 and/or are currently in place.

-------------------------------------------------------------------------------------------------------------
   Commodity                  Term                     Amount            Average Price/GJ          Index
-------------------------------------------------------------------------------------------------------------
Natural gas:
   Collar              Apr. 2005 - Oct. 2005          45,000 GJ/d           Cdn $6.28  -  $ 8.87    AECO
   Collar               May 2005 - Oct. 2005          10,000 GJ/d           Cdn $6.75  -  $ 9.33    AECO
   Collar              Nov. 2005 - Mar. 2006          20,000 GJ/d           Cdn $7.63  -  $10.26    AECO
   Fixed               Nov. 2005 - Mar. 2006          10,000 GJ/d                     Cdn $ 8.60    AECO

Crude oil:
   Collar              Jan. 2005 - Dec. 2005         1,000 bbls/d           U.S.$35.00 - $48.75     WTI
   Collar              Feb. 2005 - Dec. 2005           500 bbls/d           U.S.$43.00 - $49.51     WTI
   Collar              Jan. 2006 - Dec. 2006         2,000 bbls/d           U.S.$55.00 - $76.25     WTI
-------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
------------------------------------------------------------------------------------------------------------
$000s, except where noted)                                      As at                 As at
                                                            June 30, 2005         Dec. 31, 2004     Change
------------------------------------------------------------------------------------------------------------
Working capital (surplus)                                     $   (5,464)          $  (1,382)        295%
Current bank debt                                                      -             220,000           -
Long term bank debt                                              222,000                   -           -
Senior term notes                                                202,224             198,594           2%
------------------------------------------------------------------------------------------------------------
                                                              $  418,760           $ 417,212           -

Shareholders' equity
   Capital stock                                              $  225,144           $ 135,526          66%
   Contributed surplus                                             6,113               3,840          59%
   Retained earnings                                             312,795             284,712          10%
------------------------------------------------------------------------------------------------------------
                                                              $  544,052           $ 424,078          28%

Debt to cash flow (1) (2)                                           1.71                2.36
Debt to EBITDA (3)                                                  1.59                2.06
Debt to book capitalization (1)                                       44%                 50%
Debt to market capitalization (1)                                     23%                 25%
------------------------------------------------------------------------------------------------------------

(1)  Debt includes current and long term portions.
(2)  Based on annualized cash flow.
(3) EBITDA represents earnings from operations before interest, taxes, depletion and depreciation, unrealized foreign exchange gains and losses and unrealized risk management gains and losses. Based on annualized EBITDA.


On July 5, 2005, the Company's senior secured credit facilities were renewed and the authorized amount of the facilities was increased to $274 million from $240 million. The facilities reach term on July 5, 2006 and mature on July 6, 2007. Accordingly, the $222 million drawn on the facilities at June 30, 2005 has been classified as long term debt.

The principal amount of the senior term notes is repayable in U.S. funds, therefore the value of the notes reported on the consolidated balance sheets varies in response to movement in the Canadian/U.S. dollar exchange rate.

Compton expects funds generated from operations, proceeds from the common share equity issue in February 2005, minor non-operated property dispositions and funds available under the Company's bank credit facilities, will be sufficient to finance operations and planned capital expenditures of $390 million in 2005.

QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

--------------------------------------------------------------------------------------------------------------------
                                          2005                            2004                         2003
                                      Q2        Q1        Q4         Q3         Q2         Q1        Q4       Q3
--------------------------------------------------------------------------------------------------------------------
Total revenue (millions)           $   122   $   107   $   101    $   102    $   99    $    89    $    83    $    78
Cash flow (millions)               $    62   $    52   $    42    $    47    $   48    $    41    $    33    $    35
Per share - basic                  $  0.49   $  0.43   $  0.35    $  0.40    $ 0.41    $  0.35    $  0.28    $  0.30
          - diluted                $  0.47   $  0.41   $  0.33    $  0.38    $ 0.39    $  0.33    $  0.27    $  0.28

Net earnings (millions)            $    22   $    10   $    16    $    22    $    3    $    22    $    12    $    11
Per share - basic                  $  0.17   $  0.08   $  0.14    $  0.19    $ 0.03    $  0.19    $  0.10    $  0.09
          - diluted                $  0.17   $  0.08   $  0.13    $  0.18    $ 0.02    $  0.18    $  0.10    $  0.08
Adjusted net earnings from         $    19   $    15   $     6    $    12    $   15    $    14    $     5    $    10
Operations (millions)

Production
    Natural gas (MMCF/D)               130       130       128        123       122        120        123        111
    Liquids (BBLS/D)                 7,249     7,090     6,963      6,712     5,977      5,655      6,010      5,710
--------------------------------------------------------------------------------------------------------------------
    Total (BOE/D)                   28,877    28,714    28,204     27,268    26,295     25,717     26,484     24,219
Average price (1)
    Natural gas (MMCF/D)           $  7.28   $  6.60   $  6.29    $  6.48     $6.84    $  6.25    $  5.67    $  5.84
    Liquids (BBLS/D)                 54.20     46.23     42.88      46.60     42.75      40.03      34.37      35.15
--------------------------------------------------------------------------------------------------------------------
    Total ($/BOE)                  $ 46.33   $ 41.25   $ 39.00    $ 40.78    $41.43    $ 38.04    $ 34.08    $ 35.07
--------------------------------------------------------------------------------------------------------------------

(1) 2004 and 2003 amounts restated to exclude realized hedge losses and transportation charges.


2005 revenue and cash flow have benefited from increased production volumes and higher realized prices. Net income in the second quarter of 2005 rose due to an unrealized risk management gain.

Increased production volumes and a reduction of the Company's portion of natural gas production dedicated to aggregators to 13% resulting in higher realized prices, improved total revenue and cash flow in 2004. Non-operational items in the second quarter decreased net income.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
 (thousands of dollars)
--------------------------------------------------------------------------------

                                                    JUNE 30,       DECEMBER 31,
                                                        2005               2004
                                                  ----------       ------------
                                                                    (unaudited)
ASSETS

Current
    Cash                                          $    7,732         $   10,068
    Accounts receivable and other                    113,766            115,113
    Unrealized hedge gain (Note 11a)                      --              1,985
                                                  ----------         ----------
                                                     121,498            127,166

Property and equipment                             1,317,236          1,178,550
Goodwill                                               7,914              7,914
Deferred financing charges and other                   8,662              9,729
Deferred risk management loss (Note 11b)               6,431              7,252
                                                  ----------         ----------

                                                  $1,461,741         $1,330,611
                                                  ==========         ==========

LIABILITIES

Current
    Bank debt (Note 2)                            $       --         $  220,000
    Accounts payable                                 113,327            125,483
    Unrealized hedge loss (Note 11a)                   2,701                 --
    Income taxes payable                                   6                301
                                                  ----------         ----------
                                                     116,034            345,784

Bank debt (Note 2)                                   222,000                 --
Senior term notes (Note 3)                           202,224            198,594
Asset retirement obligations (Note 5)                 19,819             18,006
Unrealized hedge loss (Note 11c)                       5,171             11,416
Future income taxes                                  282,376            261,196
Non-controlling interest (Note 6)                     70,065             71,537
                                                  ----------         ----------

                                                     917,689            906,533
                                                  ----------         ----------

SHAREHOLDERS' EQUITY

Capital stock (Note 7)                               225,144            135,526
Contributed surplus (Note 8a)                          6,113              3,840
Retained earnings                                    312,795            284,712
                                                  ----------         ----------

                                                     544,052            424,078
                                                  ----------         ----------

                                                  $1,461,741         $1,330,611
                                                  ==========         ==========



See accompanying notes to the consolidated financial statements.

------------------------------------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited) (thousands of dollars, except share amounts)
------------------------------------------------------------------------------------------------------------------------------

                                                              THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                                   JUNE 30,                                 JUNE 30,
                                                         -----------------------------           -----------------------------
                                                            2005                2004                2005                2004
                                                         ---------           ---------           ---------           ---------
REVENUE
  Oil and natural gas revenues                           $ 121,748           $  99,140           $ 228,337           $ 188,171
  Royalties                                                (27,673)            (22,501)            (53,477)            (43,282)
                                                         ---------           ---------           ---------           ---------
                                                            94,075              76,639             174,860             144,889
                                                         ---------           ---------           ---------           ---------
EXPENSES
  Operating                                                 16,002              13,175              31,900              25,951
  Transportation                                             2,661               2,058               4,730               4,031
  General and administrative                                 4,984               3,530               9,210               6,450
  Interest and finance charges (Note 4)                      8,325               9,141              16,003              16,858
  Depletion and depreciation                                26,000              19,855              49,359              36,558
  Foreign exchange loss (Note 3)                             2,646               4,945               3,632               7,937
  Accretion of asset retirement obligations                    450                 429                 872                 828
  Stock-based compensation                                   1,364               1,861               2,572               2,076
  Risk management (gain) loss (Note 11d)                    (9,741)             12,569              (2,140)              9,948
                                                         ---------           ---------           ---------           ---------
                                                            52,691              67,563             116,138             110,637
                                                         ---------           ---------           ---------           ---------

EARNINGS BEFORE TAXES AND
  NON-CONTROLLING INTEREST                                  41,384               9,076              58,722              34,252
                                                         ---------           ---------           ---------           ---------

Income taxes (Note 10)
  Current                                                      509                 889                 939               2,270
  Future                                                    17,062               5,755              22,576               7,489
                                                         ---------           ---------           ---------           ---------
                                                            17,571               6,644              23,515               9,759
                                                         ---------           ---------           ---------           ---------

EARNINGS BEFORE NON-CONTROLLING
  INTEREST                                                  23,813               2,432              35,207              24,493
Non-controlling interest                                     1,779                (546)              3,114                (786)
                                                         ---------           ---------           ---------           ---------

NET EARNINGS                                             $  22,034           $   2,978           $  32,093           $  25,279
                                                         =========           =========           =========           =========

EARNINGS PER SHARE (Note 9)
   Basic                                                 $    0.17           $    0.03           $    0.26           $    0.22
                                                         =========           =========           =========           =========

   Diluted                                               $    0.17           $    0.02           $    0.25           $    0.21
                                                         =========           =========           =========           =========

------------------------------------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited) (thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------

                                                              THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                                   JUNE 30,                                 JUNE 30,
                                                         -----------------------------           -----------------------------
                                                            2005                2004                2005                2004
                                                         ---------           ---------           ---------           ---------
RETAINED EARNINGS, beginning of period                   $ 292,820           $ 246,176           $ 284,712           $ 224,569
Net earnings                                                22,034               2,978              32,093              25,279
Premium on redemption of shares (Note 7)                    (2,059)               (105)             (4,010)               (799)
                                                         ---------           ---------           ---------           ---------

RETAINED EARNINGS, end of period                         $ 312,795           $ 249,049           $ 312,795           $ 249,049
                                                         =========           =========           =========           =========


See accompanying notes to the consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited) (thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------

                                                                THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                                      JUNE 30,                             JUNE 30,
                                                         -----------------------------           -----------------------------
                                                            2005                2004                2005                2004
                                                         ---------           ---------           ---------           ---------
OPERATING ACTIVITIES
 Net earnings                                            $  22,034           $   2,978           $  32,093           $  25,279
  Amortization of deferred charges and
     other                                                     554                 531               1,023               1,060
  Depletion and depreciation                                26,000              19,855              49,359              36,558
  Accretion of asset retirement obligations                    450                 429                 872                 828
  Unrealized foreign exchange loss                           2,640               4,933               3,630               7,920
  Future income taxes                                       17,062               5,755              22,576               7,489
  Unrealized risk management (gain) loss                    (9,785)             11,914                (738)              8,246
  Stock-based compensation                                   1,364               1,861               2,572               2,076
  Asset retirement expenditures                                (92)                 --                (218)                (12)
  Non-controlling interest                                   1,779                (546)              3,114                (786)
                                                         ---------           ---------           ---------           ---------
 Cash flow from operations                                  62,006              47,710             114,283              88,658
 Change in non-cash working capital                          7,210              (2,926)                301              (7,638)
                                                         ---------           ---------           ---------           ---------
                                                            69,216              44,784             114,584              81,020
                                                         ---------           ---------           ---------           ---------

FINANCING ACTIVITIES
  Issuance of bank debt                                     45,000              18,823               2,000              29,323
  Proceeds from share issuances (net)                          345                 498              88,536               2,261
  Distribution to partner                                   (2,293)                 --              (4,586)                 --
  Redemption of common shares                               (2,456)               (125)             (4,624)               (949)
  Change in non-cash working capital                        (5,615)             (5,351)               (178)               (396)
                                                         ---------           ---------           ---------           ---------
                                                            34,981              13,845              81,148              30,239
                                                         ---------           ---------           ---------           ---------

INVESTING ACTIVITIES
  Property and equipment additions                         (80,243)            (53,526)           (171,243)           (137,562)
  Corporate acquisitions                                        --              (6,442)                 --              (6,442)
  Property acquisitions                                    (10,416)             (2,467)            (15,669)             (2,467)
  Change in non-cash working capital                       (25,572)               (561)            (11,156)             20,308
                                                         ---------           ---------           ---------           ---------
                                                          (116,231)            (62,996)           (198,068)           (126,163)
                                                         ---------           ---------           ---------           ---------

CHANGE IN CASH                                             (12,034)             (4,367)             (2,336)            (14,904)
CASH, beginning of period                                   19,766               5,011              10,068              15,548
                                                         ---------           ---------           ---------           ---------

CASH, end of period                                      $   7,732           $     644           $   7,732           $     644
                                                         =========           =========           =========           =========


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2005
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION

Compton Petroleum Corporation (the "Company") is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15"), Consolidation of Variable Interest Entities, as outlined in Note 6.

The consolidated interim financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required in the notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2004.

All amounts are presented in Canadian dollars unless otherwise stated.


2.   CREDIT FACILITIES

                                              JUNE 30,            DECEMBER 31,
                                                2005                    2004
                                             --------             ----------
Authorized                                   $240,000               $240,000
                                             ========               ========

Prime rate                                   $ 25,000               $  3,000
Bankers' acceptance                           197,000                217,000
                                             --------               --------

Utilized                                     $222,000               $220,000
                                             ========               ========

As at June 30, 2005, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of $240 million. Advances under the facilities can be drawn and currently bear interest plus margin as follows:

       Prime rate plus 0.45%
       Bankers' Acceptance rate plus 1.45%
       LIBOR rate plus 1.45%

Margins are determined based on the ratio of total consolidated debt to consolidated cash flow.

Subsequent to June 30, 2005, the facilities were increased to $274 million and the margins were reduced, on average, by 10 bps. The facilities reach term on July 5, 2006 and mature 366 days later on July 6, 2007. Consequently, they have been classified as long-term liabilities at June 30, 2005.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $325.0 million covering all the Company's assets and undertakings.

3.   SENIOR TERM NOTES

                                                     JUNE 30,     DECEMBER 31,
                                                         2005             2004
                                                    ---------     ------------
Senior term notes (U.S. $165.0 million)
  Proceeds on issuance                              $ 259,051      $ 259,051
  Cumulative unrealized foreign exchange gain         (56,827)       (60,457)
                                                    ---------      ---------

                                                    $ 202,224      $ 198,594
                                                    =========      =========


The senior term notes bear interest, semi-annual, at 9.90% with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

The notes are not redeemable prior to May 15, 2006, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

       May 15, 2006                                 104.950%
       May 15, 2007                                 102.475%
       May 15, 2008 and thereafter                  100.000%

The Company entered into a cross currency, interest rate swap arrangement with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%, calculated on the $259.0 million proceeds of issuance. This arrangement resulted in an effective interest rate of 7.55% during the period ended June 30, 2005 (June 30, 2004 - 6.93%) net of gains realized on the swap arrangement.

The unrealized foreign exchange loss recognized at June 30, 2005 was $3.6 million (June 30, 2004 - $7.9 million loss), and the accumulated unrealized gain to June 30, 2005 is $56.8 million.


4.   INTEREST AND FINANCE CHARGES

Amounts charged to expense during the period ended are as follows:

                                                THREE MONTHS ENDED                SIX MONTHS ENDED
                                                     JUNE 30,                         JUNE 30,
                                           -------------------------         ------------------------
                                             2005              2004            2005             2004
                                           -------           -------         -------          -------
Interest on bank debt, net                 $ 2,300           $ 2,587         $ 4,545          $ 4,336
Interest on senior term notes                5,439             6,157          10,332           11,139
Finance charges                                586               397           1,126            1,383
                                           -------           -------         -------          -------
                                           $ 8,325           $ 9,141         $16,003          $16,858
                                           =======           =======         =======          =======

Finance charges include the amortization of deferred charges and current year expenses.

5.   ASSET RETIREMENT OBLIGATIONS

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                        JUNE 30,          DECEMBER 31,
                                                            2005                  2004
                                                        --------          ------------
Asset retirement obligations, beginning of year         $ 18,006            $ 17,329
   Liabilities incurred                                    1,694               3,357
   Liabilities settled and disposed                         (753)             (4,350)
   Accretion expense                                         872               1,670
                                                        --------            --------

Asset retirement obligations, end of period             $ 19,819            $ 18,006
                                                        ========            ========


6.    NON-CONTROLLING INTEREST

Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                       JUNE 30,         DECEMBER 31,
                                                           2005                 2004
                                                       --------         ------------
Non-controlling interest, beginning of year            $ 71,537             $   (110)
   Proceeds from issue of partnership units, net              -               74,343
   Earnings attributable to non-controlling interest      3,114                3,418
   Distributions to limited partner                      (4,586)              (6,114)
                                                       --------             --------

Non-controlling interest, end of period                $ 70,065             $ 71,537
                                                       ========             ========

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement, purchase the Partnership units or allow the sale of the Partnership units to a third party. The maximum liability at June 30, 2005 is $35.2 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

7.   CAPITAL STOCK

ISSUED AND OUTSTANDING

                                                      JUNE 30, 2005                        DECEMBER 31, 2004
                                           -----------------------------              ---------------------------
                                              NUMBER                                   NUMBER
                                            OF SHARES            AMOUNT               OF SHARES           AMOUNT
                                           ----------          ---------              ---------         ---------
                                             (000s)                                     (000s)
Common shares outstanding,
  beginning of year                          117,354           $ 135,526                116,423         $ 131,577
  Shares issued for cash, net                  7,500              87,294                     --                --
  Shares issued for property                      --                  --                    110               875
  Shares issued under stock
    option plan                                2,404               2,938                  1,271             3,589
  Shares repurchased                            (412)               (614)                  (450)             (515)
                                           ---------           ---------              ---------         ---------

Common shares outstanding,
  end of period                              126,846           $ 225,144                117,354         $ 135,526
                                           =========           =========              =========         =========

In February 2005, the Company issued 7,500,000 common shares for gross proceeds of $90.0 million before underwriters' fees and issue expenses of $4.1 million.

On March 15, 2005, the Company received regulatory approval for a new Normal Course Issuer Bid commencing March 17, 2005 and ending on March 16, 2006. Under the bid, the Company may purchase for cancellation up to 6,200,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares as of March 9, 2005.

During the six months ended June 30, 2005, the Company purchased for cancellation 411,900 common shares at an average price of $11.23 per share (December 31, 2004 - 450,100 shares at an average price of $8.90 per share) pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.


8.   STOCK-BASED COMPENSATION PLANS

a)   STOCK OPTION PLAN

The Company has implemented a stock option plan for Directors, Officers and employees. The exercise price of each option approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

                                                     JUNE 30, 2005                         DECEMBER 31, 2004
                                             ---------------------------            ---------------------------
                                                                WEIGHTED                               WEIGHTED
                                                                 AVERAGE                                AVERAGE
                                               STOCK            EXERCISE              STOCK            EXERCISE
                                              OPTIONS              PRICE             OPTIONS              PRICE
                                             ---------         ---------            ---------          --------
                                               (000s)                                 (000s)

Outstanding, beginning of year                11,655           $    3.51             10,672            $   2.54
   Granted                                     2,192           $   11.74              2,549            $   7.34
   Exercised                                  (2,404)          $    1.10             (1,271)           $   2.56
   Cancelled                                    (144)          $    8.00               (295)           $   5.26
                                             -------           ---------            -------            --------

Outstanding, end of period                    11,299           $    5.57             11,655            $   3.51
                                             =======           =========            =======            ========

Exercisable, end of period                     6,360           $    3.12              7,812            $   2.19
                                             =======           =========            =======            ========

The range of exercise prices of stock options outstanding and exercisable at June 30, 2005 is as follows:

                                                 OUTSTANDING OPTIONS                               EXERCISABLE OPTIONS
                               ---------------------------------------------------       --------------------------------------
                                                      WEIGHTED
                                                       AVERAGE           WEIGHTED                                   WEIGHTED
                                 NUMBER OF            REMAINING           AVERAGE           NUMBER OF                AVERAGE
                                  OPTIONS            CONTRACTUAL         EXERCISE            OPTIONS                EXERCISE
RANGE OF EXERCISE PRICES        OUTSTANDING         LIFE (YEARS)           PRICE           OUTSTANDING                 PRICE
------------------------       -------------        ------------         ---------       ---------------          -------------
                                    (000s)                                                    (000s)
$0.60 - $2.99                        2,943               3.0             $    1.47             2,941               $    1.47
$3.00 - $3.99                        1,624               5.8             $    3.44             1,278               $    3.36
$4.00 - $4.99                        1,634               6.7             $    4.30             1,219               $    4.24
$5.00 - $6.99                        1,253               3.4             $    5.87               537               $    5.90
$7.00 - $9.99                        1,528               3.9             $    7.61               376               $    7.50
$10.00 - $13.24                      2,317               4.7             $   11.66                 9               $   10.76
                                 ---------         ---------             ---------          --------               ---------
                                    11,299               4.5             $    5.57             6,360               $    3.12
                                 =========         =========             =========          ========               =========

The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to Directors, Officers and employees after January 1, 2003 using the fair value method.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                                          THREE MONTHS ENDED              SIX MONTHS ENDED
                                                               JUNE 30,                       JUNE 30,
                                                      ---------------------------      ------------------------
                                                            2005            2004            2005          2004
                                                      -----------     -----------      ----------    ----------
Weighted average fair value of options granted        $     4.72      $     3.62       $    5.28     $    3.54
Risk-free interest rate                                      3.5%            4.1%            3.6%          3.8%
Expected life (years)                                        5.0             5.0             5.0           5.0
Expected volatility                                         43.5%           49.7%           44.2%         50.3%

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                                               JUNE 30,            DECEMBER 31,
                                                                                   2005                   2004
                                                                           -------------         --------------
Contributed surplus, beginning of year                                     $      3,840          $         760
Stock-based compensation expense                                                  2,572                  3,410
Stock options exercised                                                            (299)                  (330)
                                                                           -------------         --------------

Contributed surplus, end of period                                         $      6,113          $       3,840
                                                                           =============         ==============


b)   SHARE APPRECIATION RIGHTS PLAN

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended June 30, 2005 and 2004, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these SARs amounts to $1.6 million, which is included in accounts payable as at June 30, 2005 (December 31, 2004 - $1.7 million). All outstanding SARs having a variable component expire at various times through 2011.

9.   PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating earnings per common share:

                                                THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                     JUNE 30,                              JUNE 30,
                                          --------------------------------      -------------------------------
                                                   2005              2004               2005              2004
                                          --------------     -------------      -------------     -------------
                                                 (000s)            (000s)             (000s)            (000s)
Weighted average common
  shares outstanding - basic                    126,812           117,236            124,056           117,060
Effect of stock options                           5,752             6,619              5,920             6,478
                                          --------------     -------------      -------------     -------------

Weighted average common
  shares outstanding - diluted                  132,564           123,855            129,976           123,538
                                          ==============     =============      =============     =============


10.   INCOME TAXES

The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

                                                      THREE MONTHS ENDED                            SIX MONTHS ENDED
                                                           JUNE 30,                                      JUNE 30,
                                               -------------------------------               -------------------------------
                                                   2005                   2004                   2005                   2004
                                               --------               --------               --------               --------
Earnings before taxes and
  non-controlling interest                     $ 41,384               $  9,076               $ 58,722               $ 34,252
                                               --------               --------               --------               --------

Canadian statutory rate                            37.6%                  38.6%                  37.6%                  38.6%
Expected income taxes                          $ 15,560               $  3,503               $ 22,079               $ 13,221
Effect on taxes resulting from:
  Non-deductible crown charges                    2,928                  5,169                  5,981                  9,355
  Resource allowance                             (2,416)                (3,854)                (4,777)                (7,212)
  Non-deductible stock-based
     compensation                                   514                    718                    968                    801
  Federal capital tax                               479                    895                    909                  1,290
  Effect of tax rate changes                         --                     --                 (1,908)                (8,359)
  Non-taxable portion of foreign
     exchange loss                                  497                    953                    683                  1,530
  Other                                               9                   (740)                  (420)                  (867)
                                               --------               --------               --------               --------

Provision for income taxes                     $ 17,571               $  6,644               $ 23,515               $  9,759
                                               ========               ========               ========               ========

Current
  Income taxes                                 $     30               $     (6)              $     30               $    980
  Federal capital tax                               479                    895                    909                  1,290
Future                                           17,062                  5,755                 22,576                  7,489
                                               --------               --------               --------               --------

                                               $ 17,571               $  6,644               $ 23,515               $  9,759
                                               ========               ========               ========               ========

Effective tax rate                                 42.5%                  73.2%                  40.0%                  28.5%
                                               ========               ========               ========               ========

A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred and the method of deployment.


11.  FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/U.S. currency exchange rates. The Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges and cross currency interest rate swap arrangements and are summarized below:

      a)   COMMODITY PRICE HEDGES

      The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts and the associated unrealized, mark-to-market gains or losses at June 30, 2005 are:

                                     DAILY          NOTIONAL                                         MARK-TO-
     COMMODITY                       TERM            VOLUME            PRICES RECEIVED                MARKET
     ---------                       ----           --------           ---------------             -----------
     Natural gas
          Collar              Apr. 05 - Oct. 05    52,381 mcf        $6.68/mcf - $9.40/mcf          $    (548)
          Collar              Nov. 05 - Mar. 06    19,048 mcf        $8.01/mcf - $10.78/mcf              (110)
          Fixed               Nov. 05 - Mar. 06     9,524 mcf        $9.03/mcf                             (4)
                                                                                                   -----------
                                                                                                         (662)
     Crude oil
          Collar              Jan. 05 - Dec. 05    1,500 bbls        U.S.$37.67/bbl -
                                                                     U.S.$49.00/bbl                $    3,363
                                                                                                   -----------

     Unrealized hedge loss                                                                         $    2,701
                                                                                                   -----------

      At December 31, 2004, the unrealized hedge gain on outstanding commodity contracts was $2.0 million.

      b)   DEFERRED RISK MANAGEMENT LOSS

      As at January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. The deferred loss is being amortized to earnings over the life of the contracts outstanding at the time of initial measurement. During period ended June 30, 2005, a $0.8 million risk management loss (June 30, 2004 - $3.7 million) has been included in earnings.

     c)    CROSS CURRENCY INTEREST RATE SWAP

     Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate that converted fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. At June 30, 2005, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $5.2 million (December 31, 2004 - $11.4 million) on a mark-to-market basis.

     d)    RISK MANAGEMENT (GAINS) LOSSES

     The following table summarizes (gains) and losses recognized during the year relating to the foregoing:

                                                                    THREE MONTHS ENDED JUNE 30,
                                                ----------------------------------------------------------------------
                                                COMMODITY           INTEREST                 2005               2004
                                                CONTRACTS          RATE SWAP                 TOTAL              Total
                                                ---------           --------               --------           --------
     Unrealized
        Amortization of deferred loss            $     --           $    410               $    410           $  2,541
        Change in fair value                       (3,309)            (6,886)               (10,195)             9,373
                                                 --------           --------               --------           --------
                                                   (3,309)            (6,476)                (9,785)            11,914
     Realized
        Cash settlements                              666               (622)                    44                655
                                                 --------           --------               --------           --------

     Total (gain) loss                           $ (2,643)          $ (7,098)              $ (9,741)          $ 12,569
                                                 ========           ========               ========           ========


     Unrealized
        Amortization of deferred loss            $     --           $    821               $    821           $  3,706
        Change in fair value                        4,687             (6,246)                (1,559)             4,540
                                                 --------           --------               --------           --------
                                                    4,687             (5,425)                  (738)             8,246
     Realized
        Cash settlements                             (780)              (622)                (1,402)             1,702
                                                 --------           --------               --------           --------

     Total (gain) loss                           $  3,907           $ (6,047)              $ (2,140)          $  9,948
                                                 ========           ========               ========           ========


12.  SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest and current income taxes are as follows:

                                                THREE MONTHS ENDED                        SIX MONTHS ENDED
                                                     JUNE 30,                                  JUNE 30,
                                            -------------------------               -------------------------
                                              2005              2004                  2005             2004
                                            -------           -------               -------           -------
Interest paid                               $12,319           $10,992               $14,708           $13,135
Current income taxes paid                       851               976                 1,401               976
                                            -------           -------               -------           -------

                                            $13,170           $11,968               $16,109           $14,111
                                            =======           =======               =======           =======

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast Friday, August 12, 2005 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2005 second quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:  Toll-Free 1-800-814-4890
                     Local Toronto:  1-416-640-4127

Audio webcast URL:
http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=1193940

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until August 19, 2005. Callers may dial toll-free 1-877-289-8525 and enter access code 21132526 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol "CMT" and is included in both the TSX Composite Index and the TSX MidCap Index.

For further information: Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations.
Telephone: (403) 237-9400, Fax (403) 237-9410.


Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com